PROSPECTUS	Pricing Supplement No. 4282
Dated May 17, 2005	Dated January 4, 2006
PROSPECTUS SUPPLEMENT	Rule 424(b)(3) Registration Statement
Dated August 24, 2005	No. 333-123085

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Fixed Rate Notes)

Issuer:	General Electric Capital Corporation
Ratings:	Aaa/AAA
Trade Date/Pricing Effective Time:	January 4, 2006
Settlement Date (Original Issue Date):	January 9, 2006
Maturity Date:	January 8, 2016
Principal Amount:	US$1,250,000,000
Price to Public (Issue Price):	99.348%
Agents Commission:	0.400%
All-in Price:	98.948%
Accrued Interest:	N/A
Treasury Benchmark:	4.500% due November 15, 2015
Treasury Yield:	4.344%
Spread to Treasury Benchmark:	74 basis points
Re-Offer Yield:	5.084%
Net Proceeds to Issuer:	US$1,236,850,000
Interest Rate Per Annum:	5.000%
Interest Payment Dates:	Semi-Annually on January 8 and July 8 of each year, commencing July 8, 2006 and ending on the Maturity Date
Day Count Convention:	30/360

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Pricing Supplement No. 4282
Dated January 4, 2006
Rule 424(b)(3) Registration Statement
No. 333-123085

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter
Call Dates (if any):	N/A
Call Notice Period:	N/A
Put Dates (if any):	N/A
Put Notice Period:	N/A
CUSIP:	36962GU69
ISIN: (if applicable)	TBD
Common Code: (if applicable)	TBD
Other:	N/A

Plan of Distribution:

The Notes are being purchased by the following financial institutions in their respective amounts (collectively, the "Underwriters"), as principal, at 99.348% of the aggregate principal amount less an underwriting discount equal to 0.40% of the principal amount of the Notes.
Institution Lead Manager:	Commitment
Goldman, Sachs & Co.	$404,168,000
Lehman Brothers, Inc.	$404,166,000
Morgan Stanley & Co., Incorporated	$404,166,000
Co-Managers:
Samuel A. Ramirez & Company, Inc.	$25,000,000
The Williams Capital Group, L.P.	$12,500,000
Total	$1,250,000,000

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

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Pricing Supplement No. 4282
Dated January 4, 2006
Rule 424(b)(3) Registration Statement
No. 333-123085

Additional Information:

General

At September 30, 2005, the Company had outstanding indebtedness totaling $344.022 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at September 30, 2005, excluding subordinated notes payable after one year, was equal to $341.143 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
		Year Ended December 31,			Nine Months Ended
2000	2001	2002	2003	2004	September 30, 2005
	(Restated)	(Restated)	(Restated)	(Restated)
1.52	1.73	1.66	1.86	1.89	1.82

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT